

Morningstar Credit Ratings, LLC

Exhibit 3 - Policies or Procedures adopted and implemented to prevent the misuse of material, nonpublic information

- ➢ Confidential Information and Analytical Firewall

- ➢ Code of Ethics

Exhibit 3



MORNINGSTAR CREDIT RATINGS, LLC (MCR)

Policy and Procedure

Confidential Information and Analytical Firewall

Introduction

Morningstar Credit Ratings, LLC (MCR) is a provider of Securities analysis, market research, portfolio surveillance services, operational risk assessment services, and Credit Ratings. It is the intent of these Confidential Information and Analytical Firewall Policy to (i) safeguard private Clients' Confidential Information from being used inappropriately, (ii) protect the confidentiality of information given to MCR's analysts in connection with the rating process, (iii) ensure that analysts involved in MCR's rating process are free to express their respective opinions without being influenced by any consulting relationship that MCR may have with a Client; and (iv) prevent improper exchanges of Confidential Information among MCR's Access Persons.

These Confidential Information and Analytical Firewall Policy are a part of MCR's overall compliance policies and procedures relating to analyst independence and the use of Confidential Information. Access Persons should also consult and observe MCR's other compliance policies and procedures, including, but not limited to, MCR's Code of Conduct and Code of Ethics. Copies of MCR's Code of Conduct and Code of Ethics are included within MCR's Form NRSRO at Exhibits 7 and 5, respectively.

MCR maintains four separate business divisions: (i) CMBS, (ii) RMBS and ABS, and (iii) corporates and financial institutions as Credit Ratings group and (iv) Credit Risk Services as non-Credit Ratings group. A general description of these services is available at MCR's public website at www.morningstarcreditratings.com.

Each operations or business division head determines the responsibilities and file access of each Access Person within the division. Access Persons are only granted access to the files they need for their current responsibilities. Access Persons may be temporarily, or permanently, reassigned from one to another division or group, for reasons such as a shift in Client or market demand for certain services. In addition, to the extent consistent with MCR's policies and procedures and based on expertise of certain Employees and to facilitate products offered within the groups, Access Persons may perform certain functions (including, serving on certain committees so long as such Access Person holds less than a majority vote on such committee) within, and/or provide certain input and skills to, another group (collectively, a Multiple Division Service Employee), provided that, (a) no such functions, input, skills or services across divisions or groups shall (i) impede the independence of any analyst or Credit Rating analysis, ranking or assessment, as applicable, (ii) result in any Client of another division or group receiving any Confidential Information from another division or group, or (iii) create any actual or potential conflict (unless identified to and approved by the compliance department); and (b) no such practices shall violate applicable laws, rules, regulations or Client contracts. The compliance department shall be notified of all proposed reassignments and assignments utilizing Multiple Division Service Employees by analytical group head(s) of the division(s) requesting such reassignments or assignments. As necessary, the compliance department will develop internal protocols and procedures to address any conflicts of interest and needs for additional monitoring or controls that arise from these reassignments or Multiple Division Service Employee assignments. The compliance department may limit the number of Access Persons who can

Exhibit 3

participate in any ongoing Multiple Division Service Employee assignment.

Confidential Information: Definition, Policies and Procedures

Confidential Information shall include issuer Confidential Information and Company Confidential Information. The definition of Confidential Information can be found in the MCR Policy Glossary.

Information is not deemed to be Confidential Information if it:

a.   was substantially known to MCR at the time of such disclosure;

b.   was available publicly (whether via subscription or otherwise) at the time of or prior to such disclosure;

c.   becomes known to the public (other than by MCR's act) subsequent to such disclosure;

d.   is disclosed lawfully to MCR by a third party subsequent to such disclosure;

e.   is developed independently by MCR and MCR does not expressly include such Confidential Information in providing such independently developed information;

f.   is approved for disclosure by the provider of the information;

g.   is required to be disclosed by law, rule or regulation or is disclosed at the request of any governmental agency or authority; or

h.   specifically with respect to ratings, other opinions and identifiers, surveillance, research, analysis, reports and similar items:

i.   was known to investors at the time of such disclosure, including, without limitation, through the dissemination of preliminary offering materials and/or reports that reference such information or related information;

j.   is approved in writing by the issuer, arranger, Client, or their agent, including without limitation, through any engagement letter executed by MCR and issuer, arranger or Client, for disclosure and/or is not expressly precluded in writing by the arranger from disclosure (so long as MCR has not reasonably objected to such preclusion for regulatory reasons);

k.   is required to be disclosed by law, rule or regulation or is disclosed at the request of any governmental agency or authority, including, without limitation, any laws, rules or regulations which may require a rating agency to provide analysis and information related to a rating and any reports related thereto; or

l.   is information, provided in or forming part of, the related Ratings Report or presale report produced by MCR in rating or performing surveillance of a transaction, so long as such report is distributed by MCR after the preliminary offering circular or analogous offering materials are printed and such information is necessary, as determined by the related MCR rating committee for understanding of the ratings and related analysis.

Every MCR Access Person who receives Confidential Information must follow all precautionary measures prescribed by MCR's internal control policies and procedures to safeguard Confidential Information. More specifically,

Exhibit 3

with respect to each of MCR's business groups:

a. **MCR's Credit Ratings Groups:** Except for disclosures to MCR Access Persons who have a legitimate business need to know the information or as required by MCR policy or applicable law or regulation,

  i. For surveillance transactions, the analytical groups may not share Confidential Information (i) received by such group, or (ii) developed, but not yet published by such group, such as unpublished Rating Actions, other opinions and identifiers, surveillance, research, analysis, reports and similar items with anyone until such time as (a) with respect to (ii), such information is published to MCR's public website and/or (b) with respect to (i) and (ii), otherwise made public or not confidential as set forth above.

  ii. For new issue transactions, the analytical group may not share Confidential Information about a pending transaction, by an issuer or other arranger or its accountants, attorneys, advisors or other persons on behalf of the issuer or other arranger, or developed, but not yet published, by such group, until such time as any preliminary offering materials are disseminated by the arranger or other relevant party related to such information, such information is public and/or such information is otherwise made public or not confidential as set forth above.

  Further, when MCR receives Confidential Information provided by an issuer, arranger or its accountants, attorneys, advisors or other persons on behalf of the issuer or arranger, or by servicer, special servicer and/or trustee, such Confidential Information must be kept confidential in accordance with any and all confidentiality agreements to which MCR has agreed to be legally bound and subject to with respect to such information.

  MCR may also use any such information for research, analytical and modeling purposes, and reports based thereon, provided that any Confidential Information is not presented in a way that reveals the Confidential Information.

b. **Internal Outsourcing:** MCR analytical groups may use approved internal outsourcing resources provided by other Morningstar divisions. MCR differentiates between other Morningstar divisions which may participate in determining Credit Ratings (Approved Participants) and other Morningstar divisions which produce analysis that may be used as an input into a Credit Rating, but do not participate in determining Credit Ratings (Approved Input Providers). Currently, the only Approved Participants are certain Employees of Morningstar India. Approved Participants adhere to MCR's applicable policies and procedures and, as such, may receive Confidential and Material Nonpublic Information where there is a legitimate business need. Approved Input Providers (e.g., Morningstar Equity Research) do not participate in determining Credit Ratings and therefore do not have a legitimate business need to know Confidential or Material Nonpublic Information. Approved Input Providers may provide information to MCR analytical groups and may present their analysis to MCR analysts. However, MCR Access Persons may not share Confidential or Material Nonpublic Information with Approved Input Providers. An Approved Input Provider must not receive any MCR analytical materials, that contains Material Nonpublic Information, and must not be present during any Credit Rating committee discussions that touch upon Confidential or Material Nonpublic Information.

c. **Credit Risk Services (Subscription Products) and other non-Credit Ratings group:** SEC rules prohibit the selective disclosure of Material Nonpublic Information. Material Nonpublic Information may be defined as Nonpublic Information which may impact a reasonable investor's decision to buy, sell or hold a Security. MCR publishes Credit Ratings data and information on subscription platforms which may, or may not, be derived from Nonpublic Information. Where content is derived from Nonpublic Information, there is an elevated risk that the publication may contain Material Nonpublic Information.

Exhibit 3

<u>Ratings Action, Outlook or Under Review Status</u>

Regardless of whether MCR is paid by the issuer to issue a Credit Rating, MCR's publications containing: (i) Ratings Actions and (ii) indications of the direction of a future Ratings Action (defined as the assignment of, or revision to, a ratings outlook or under review status) must be treated as potential Material Nonpublic Information. As such, MCR will make available its Ratings Actions, outlook or under review Status on MCR's public website at the same time as, or prior to, publication on a subscription platform. It is permissible to make additional commentary available only on a subscription platform, provided that such commentary does not include issuer Confidential Information or Material Nonpublic Information.

If an Access Person needs more information or advice related to the existence or content of any confidentiality agreements with respect to any MCR Clients, the Access Person should contact MCR's legal and/or compliance departments before presuming any information is non-confidential.

Exhibit 3

Analytical Firewall Policy

Divisional Firewalls. An analyst within a division or group may not share any Confidential Information with other divisions or groups within MCR (other than (Multiple Division Service Employees in accordance with the terms hereof and MCR's policies and procedures) or discuss the deliberations relating to, or Confidential Information used in determining, Credit Ratings, rankings or assessments with other MCR Access Persons who are not involved in the same analytical or rating process (other than (i) Multiple Division Service Employees in accordance with the terms hereof and MCR's policies).

Consulting Services. No analyst may participate in consulting services if that analyst is involved in any Credit Rating processes (other than Multiple Division Service Employees in accordance with the terms hereof and MCR's policies and procedures), or participates or votes on any Credit Rating committee, or has responsibility for participating in determining Credit Ratings or for developing or approving procedures or methodologies used for determining Credit Ratings, including qualitative and quantitative Models unless pre-approved by compliance.

Separation of Sales and Marketing from Credit Rating Analytics. No Credit Rating analyst shall be directly involved with any negotiations, discussions or arrangements for any fees or other compensation from any arranger, subscriber, or other Client if that analyst is involved in any Credit Rating processes, or participates or votes on any Credit Rating committee, or has responsibility for participating in determining Credit Ratings or for developing or approving procedures or methodologies used for determining Credit Ratings, including qualitative and quantitative Models. All analytical decisions with respect to Credit Ratings and developing procedures and methodologies with respect to determining Credit Ratings will be outside the presence of Sales and Marketing Staff. All fee arrangements and engagement terms will be determined by the Sales and Marketing Staff. Because MCR cannot prevent in all cases its Clients from raising issues related to fees, Analytical Employees are required to refer all inquiries related to fees or other commercial terms to engagements for Credit Rating services to the relevant Sales and Marketing Staff.

Analytical Employees may attend meetings, calls or other discussions with issuers, arrangers, subscribers, or other Clients or potential Clients for the purpose of discussing analytical components of a product, methodologies, criteria and credit considerations. At such meetings, calls or discussions, no fee discussions or negotiations of engagement terms or new business may occur while Analytical Employees are present. Therefore, Analytical Employees must excuse themselves from such meetings, calls or other discussions, if such discussions or negotiations are initiated. Sales and Marketing Staff should not initiate fee discussions or negotiations of engagement terms or new business, with Analytical Employees present. Sales and Marketing Staff must ask such Analytical Employees to leave these meetings, calls or other discussions before initiating any such discussions or negotiations or once these discussions are raised by Clients or potential Clients.

MCR's accounting Access Persons may only provide information concerning individual fees for subscribers, issuers, transactions and other Credit Rating Clients to Sales and Marketing Staff and the legal and compliance departments, as requested.

From time to time, accounting and/or Sales and Marketing staff may meet with Analytical Staff to prepare budgets, to determine capacity issues, and to discuss information and regulatory requirements that may affect the terms of an engagement or fee schedules. Accounting and Sales and Marketing staff are prohibited from providing fee information in these meetings or discussions, but can solicit information from Analytical Staff to determine whether current engagement terms (including obligations to provide certain information to conduct future surveillance) and fees remain appropriate and whether the proposed engagements are within the scope and budget of the analytical group.

Access Persons are subject to MCR's policy on safeguarding information contained in its Code of Ethics. Each group must take precautions set forth therein order to avoid the dissemination of information between these groups.

Exhibit 3

Certain Conflicts of Interest. No MCR Access Person shall allow the commercial or personal relationship between MCR and any third party to influence their opinion or use such relationship to try to influence the opinion of an analyst who is involved in any Credit Rating processes, or participates or votes on any Credit Rating committee, or has responsibility for participating in determining Credit Ratings or for developing or approving procedures or methodologies used for determining Credit Ratings, including qualitative and quantitative Models, or who is involved in any rankings or assessments, or participates or votes on any ranking or assessment committee, or has responsibility for participating in determining rankings or assessments or for developing or approving procedures or methodologies used for rankings or assessments. Access Persons must disclose to the compliance department any potential conflict of interest, not otherwise specifically enumerated in this policy or MCR's Code of Ethics and Code of Conduct.This can include personal or business relationships with, and/or business interests in issuers, arrangers, subscribers or other Clients of MCR. The compliance department will determine whether a conflict exists and determine the appropriate action to be taken. The compliance department can recommend, among other things, the divesting of certain business interest or the recusal of an analyst from a committee vote.



MORNINGSTAR CREDIT RATINGS, LLC (MCR)

Policy and Procedure

Code of Ethics

Table of Contents

1. Introduction

This Code of Ethics (the Code) sets forth the standards of conduct expected of all Access Persons of MCR. This Code is designed to guide Access Persons with respect to standards of business conduct and personal investment activities.

MCR is required to provide all Access Persons with a copy of this Code and any amendments hereto. Each Access Person is required to provide the compliance department with a written acknowledgement of his or her receipt of the Code and any amendments hereto.

MCR requires its Access Persons to comply with this Code, MCR's Code of Conduct and Confidential Information and Analytical Firewall Policy, which are incorporated herein by reference. Copies of MCR's Code of Conduct and Confidential Information and Analytical Firewall Policy are made available on MCR's public website, at www.morningstarcreditratings.com as part of MCR's form NRSRO, exhibits 7 and 3, respectively.

2. Standards of Business Conduct

A. Placing the Interests of our Clients First

This Code is based on the principle that MCR and you, as an Access Person, owe a responsibility to best serve our Clients. Accordingly, you must avoid activities, interests and relationships that might interfere or appear to interfere with making decisions in the best interests of our Clients. The Code seeks to place the interests of our Clients over the interests of MCR and any Access Person.

At all times, you must:

1. **Place the Interests of our Clients First**. In other words, you must scrupulously avoid serving your own personal interests ahead of the interests of our Clients.

2. **Conduct all of your Personal Securities Transactions in Full compliance with this Code.** You must not take any action in connection with your personal investments that could cause even the appearance of unfairness or impropriety. Accordingly, you must comply with the policies and procedures set forth in this Code. Doubtful situations should be resolved against your personal trading.

3. **Avoid Taking Inappropriate Advantage of your Position**. The receipt of investment opportunities, Gifts or gratuities from persons seeking business with MCR directly or on behalf of a Client could call into question the independence of your business judgment. Doubtful situations should be resolved against your personal interest.

B. Legal Compliance

Access Persons must obey all laws and regulations applicable to MCR's business, including but not limited to, the applicable Federal Securities Laws. You should contact the compliance department or MCR legal counsel with any question.

C. Compliance Department

No member of the compliance department may take part in a decision relating to a Covered Security in which such person has or, as part of the transaction in question, would acquire Beneficial Ownership. For any decision relating to a Covered Security for which a compliance department member has or, as part of the transaction in question, would acquire Beneficial Ownership in a Covered Security, the other compliance department member will have final decision making authority. If both members of the compliance department have or, as part of the transaction in question, would acquire Beneficial Ownership in a Covered Security, the matter will be referred to the general counsel office of Morningstar, Inc.

3.   Managing Conflicts of Interest

A. Prohibited Conflicts

MCR is prohibited from having the following conflicts of interest relating to the issuance or maintenance of a Credit Rating as a Credit Rating Agency:

1.   Issuing or maintaining a Credit Rating solicited by a person that, in the most recently ended fiscal year, provided it with net revenue (as reported under rule 17g-3 of the Exchange Act) equaling or exceeding 10% of its total net revenue for the fiscal year;

2.   Issuing or maintaining a Credit Rating with respect to a person (excluding a sovereign nation or an agency of a sovereign nation) where MCR, a credit analyst that participated in determining the Credit Rating, or a person responsible for approving the Credit Rating, directly owns Securities of, or has any other direct ownership interest in, the person that is subject to the Credit Rating;

3.   Issuing or maintaining a Credit Rating with respect to a person associated with MCR;

4.   Issuing or maintaining a Credit Rating with respect to an obligor or Security where MCR or a person associated with MCR made recommendations to the obligor or the issuer, underwriter, or sponsor of the Security about the corporate or legal structure, assets, liabilities, or activities of the obligor or issuer of the Security; or

5.   Issuing or maintaining a Credit Rating where the fee paid for the rating was negotiated, discussed, or arranged by a person within MCR who has responsibility for participating in determining Credit Ratings or for developing or approving procedures or methodologies used for determining Credit Ratings, including qualitative and quantitative Models.

6.   Issuing or maintaining a Credit Rating where a person within the MCR who participates in determining or monitoring the Credit Rating, or developing or approving procedures or methodologies used for determining or monitoring the Credit Rating, or developing or approving procedures or methodologies used for determining the Credit Rating, including qualitative and quantitative Models also:

   (a) Participates in sales or marketing of a MCR product or service or a product or service of an affiliate of MCR (including, but not limited to, Morningstar, Inc.); or

   (b) Is influenced by sales or marketing considerations.

With regard to the prohibitions in paragraphs (1), (5), and (6) above, to the extent the Commission permits exemptions by rule, order, and waiver or otherwise, it shall not be a violation of this Code to engage in the forgoing activities, if MCR obtains such an applicable exemption. With respect to paragraph (1) above, actual and forecasted revenues will be analyzed by the compliance department each month for concentrations exceeding 10%. When it is reasonably certain to assume that revenues will not change significantly from the forecast and the concentrations shown reflect revenues for a particular Client will exceed 10% for a particular Client by the fiscal year-end, an exemption request will be submitted to the Commission. Generally, MCR will not be able to determine this prior to the close of the third quarter of its fiscal year. At which time, a request for an exemption, if required, will be initiated. MCR will disclose such conflict of interest in its form NRSRO, even if an exception, waiver, or order by the Commission grants MCR relief from the above prohibition.

With regard to paragraph (6) above, the prohibition applies to all applicable Employees and to members of the board or similar body which carries out oversight of MCR pursuant to requirements set out within the Dodd-Frank Act and related Commission rules.

B. Gifts

MCR is prohibited from issuing or maintaining a Credit Rating where a credit analyst who participated in determining or monitoring the Credit Rating, or a person responsible for approving the Credit Rating received Gifts, including entertainment, from the obligor being rated, or from the issuer, underwriter, or sponsor of the Securities being rated, other than items provided in the context of normal business activities, such as meetings, that have an aggregate value of no more than $25. Therefore, credit analysts may not accept any such Gifts.

Access Persons must not accept any investment opportunity, Gift, gratuity or other item of more than nominal value (not to exceed $100), from any person or entity that does business, or desires to do business, with MCR directly or on behalf of a Client. This is not limited to issuers, underwriters, or sponsors, and can include any other users of our Credit Ratings, vendors, data and service providers, or similar such persons or entities who would like to do business with MCR in the future.

All Gifts should be promptly reported to the compliance department before being consumed or accepted via the NRSRO compliance email box. If the Gift is tangible and the receipt of the Gift violated applicable Federal Securities Laws and/or this Code, the compliance department may make arrangements to have the Gift returned, donated or destroyed. If the Gift violates this Code or applicable Federal Securities Laws, a letter explaining MCR's policy with respect to Gifts will be sent to the applicable issuer, arranger, underwriter or sponsor.

Annually, you will be asked to certify that you have not received any such Gifts for which your receipt thereof was not approved by the compliance department or permissible under this Code.

All Employees are prohibited from giving anything of value to foreign government officials, other than light refreshments in the course of normal business meetings. "anything of value" includes, but is not limited to, paying for extravagant meals, providing money, Gifts or entertainment, as well as paying for travel expenses or conference fees.

C. Service as a Director, Officer, or Similar Function of Other Entities

MCR is prohibited from issuing or maintaining a Credit Rating where a credit analyst, who participated in determining the Credit Rating, or a person responsible for approving the Credit Rating, is an officer or director of the person that is subject to the Credit Rating. In determining whether Securities are rated by MCR, you must obtain confirmation from the compliance department.

Access Persons may not engage in any outside employment, consulting or other activity that would create an actual or apparent conflict of interest with their employment with MCR. In determining whether any outside employment, consulting or other activity would create an actual or apparent conflict of interest with your employment with MCR, you must obtain confirmation from the compliance department.

Access Persons may not serve on the board of directors or other governing board of a publicly traded company, even though it is not an obligor, issuer, sponsor, underwriter or arranger of any Securities for which MCR issues or maintains a Credit Rating, unless the Access Person has received the prior written approval of the compliance department, which approval may be withheld in the discretion of the compliance department and will not be given unless a determination is made that your service on the board would not be inconsistent with the interests of our Clients or violate or potentially violate any Federal Securities Laws. Even if MCR approves your serving in such capacity for another company, you may not have any ownership interest in, or affiliation, business relationship or other financial or personal interest with, that company, unless you have received the prior written approval of the compliance department, which approval may be withheld in the discretion of the compliance department and will not be given unless a determination is made that such interest would not be inconsistent with the interests of our Clients or violate or potentially violate any Federal Securities Laws.

In cases where an Access Person has an Immediate Family who currently works for a rated entity (for structured finance, this includes any party to a structured finance transaction that could be impacted monetarily by a given rating level assigned by MCR), the Access Person must notify the compliance department of such employment prior to becoming involved in any analytical work pertaining to the rated entity. The compliance department will evaluate the circumstances of such employment to determine whether a conflict of interest exists. The compliance department will then inform the Access Person whether it is appropriate to become involved in analytical work pertaining to the rated entity.

Annually, you will be asked to certify that you have not violated the foregoing Code provisions. In addition, appropriate measures must be taken in accordance with the non-Morningstar business activities section of Morningstar Inc.'s Code of Ethics.

D. Insider Trading and Safeguarding Material Nonpublic or Confidential Information

1. Access Persons are prohibited from engaging in transactions in any Securities while in possession of material and/or Nonpublic Information regarding the Securities (so-called Insider Trading). Access Persons are also prohibited from providing material and/or Nonpublic Information to any person who might use the information to purchase or sell Securities (so-called Tipping). Any questions regarding MCR's policy on Insider Trading or the application of the Insider Trading policy to any specific information should be directed to a member of the compliance department. Insider Trading can result in significant civil penalties and can result in criminal prosecution.

SecuritiesSecuritiesSecuritiesSecuritiesSecuritiesAny questions regarding MCR's policy on Insider Trading or the application of the Insider Trading policy to any specific information should be directed to a member of the compliance department.

(a) Analytical Firewall PolicyAccess Persons should observe the confidentiality of information that they acquire by virtue of their employment at MCR, including information concerning customers, competitors and other Access Persons, except where disclosure is approved by the DCO of MCR or otherwise legally mandated. Of special sensitivity is financial information, which should under all circumstances be considered confidential except where its disclosure is approved by MCR, or when it has been made publicly available in a press release or a report filed with the Commission or other comparable regulatory authority.

2. <u>Information safeguarding.</u> Access Persons are required to take all reasonable steps to safeguard all material, nonpublic and/or Confidential Information obtained through his or her employment at MCR from fraud, misappropriation or misuse, and to maintain the analytical firewalls set forth in MCR's Confidential Information and Analytical Firewall Policy. To protect this type of information and maintain adequate analytical firewalls, Access Persons should maintain the following safeguards:

(a) Analysts may discuss the analysis supporting the Credit Rating for a particular transaction or Security with an investor or subscriber. In the case of an initial rating, analysts may discuss the analysis supporting the rating on investor calls only after the issuer or one of its agents have distributed the preliminary disclosure documents or similar materials. However, an analyst should never discuss material, nonpublic and/or Confidential Information with any investor or subscriber. Analysts should discuss only the information publicly disclosed and their analysis of the rating.

If investors or subscribers make an inquiry regarding fees, contract provisions, or new products, analysts should refer these persons to the Sales and Marketing Staff.

If an investor or subscriber provides the analyst with new or different information that may be relevant for his or her rating analysis, the analyst may investigate the information provided. The analyst should notify the compliance department if they are unable to determine whether such claims are material, nonpublic and/or Confidential Information, before utilizing the information in any rating analysis.

(b) Access Persons are prohibited from having discussions regarding material, nonpublic and/or Confidential Information under circumstances in which others could overhear these conversations or in locations where applicable analytical firewalls between MCR groups could be compromised. Furthermore, information that is covered by this provision applies at all times to communications both inside and outside MCR's offices. Access Persons should enter or reserve a private conference room for these discussions. Access Persons must refrain from having conversations related to such information in public locations, such as restaurants, subways, trains, elevators, taxis and airplanes, and from using speakerphones in those locations.

(c) Credit Ratings files, documents, and related work products must not be left in the open for unauthorized personnel to see. Excess or additional copies of materials and documents properly stored in accordance with applicable law, should shredded when no longer used. In addition, issuer files may not be released to any third parties without the express written consent or direction of the issuer, except in response to any valid request for such information contained in a subpoena, court order or as otherwise required by applicable law or by any judicial, legislative or regulatory authority.

If a matter is of a particularly sensitive nature, additional precautions may be appropriate. These could include keeping files secured in locked cabinets or other secure places, arranging for special handling of files, and utilizing private conference rooms when speaking on the telephone to avoid being overheard. If an Access Person's desk is situated where unauthorized persons may see such materials, sensitive papers should be locked and/or kept in drawers, turned face side down, or otherwise concealed.

E. Monitoring, Investigations and Other Conflicts of Interest

1. MCR Access Persons must cooperate with all monitoring, controls and investigations conducted by the

compliance department in its efforts to manage and monitor conflicts of interest. This includes, but is not limited to:

(a) Making yourself available for interviews as part of the internal audit process and answering questions asked honestly;

(b) Completing all periodic and one-time certifications required under this Code and any other policies and procedures adopted from time to time;

(c) Participating in all personal Securities reporting and monitoring activities as required by this Code;

(d) Maintaining proper records of rating actions as required under applicable law;

(e) MCR's policies and procedures;

(f) Completing annual internal questionnaires and certifications regarding your background, business relationships, and experience; and

(g) Properly documenting and tracking calls and correspondences with investors, subscribers, issuers or arrangers as may be requested by the compliance department.

2. From time to time, the compliance department may monitor potential conflicts of interest that are not directly prohibited under applicable law, but may affect the integrity of is Credit Rating process. Access Persons are subject to such policies, protocols and procedures that may be developed to address such conflicts of interest in the future.

4. Personal Securities Transactions

A. Trading in General

An Access Person is prohibited from using or sharing material, nonpublic and/or Confidential Information for the purpose of trading any Security. Please refer to section 3 d. 1 of this Code for more details.

An Access Person or an Immediate Family is prohibited from buying, selling, engaging in any type of transaction or having any direct/indirect Beneficial Ownership in any Covered Security issued, guaranteed, or otherwise supported by any entity (i.e. issuer, obligor) within an Access Person's analytical responsibility in MCR. For structured finance analytical groups, this prohibition also extends to other transaction parties of a structured finance transaction. Analytical responsibility includes but not limited to participating in determining the Credit Rating in any capacity, approving the Credit Rating and monitoring the Credit Rating.

Additionally, Analytical Staff or an Immediate Family may not hold or trade sector Funds which correspond to the sector(s) in which they either regularly influence a Credit Rating or have access to material, nonpublic and/or Confidential Information.

Restricted lists are provided for all Analytical Staff in order to allow clear understanding of what constitutes analytical responsibility. Restricted lists contain a listing of Securities which cannot be held or traded by Analytical

Staff within the practice area or by their Immediate Family. Restricted lists are posted on P:→ templates and lists and updated periodically by compliance in collaboration with analytical group heads. If you conduct analytical work or have access to Nonpublic Information in more than one practice area, the restricted lists of all such analytical practice areas will apply to you. For guidance on the restricted lists and sector Funds, please refer to the Personal Securities Transaction (PST) guidelines.

An Access Person must report, in compliance with the provisions set forth below, any Purchase or Sale of a Covered Security in which such Access Person or an Immediate Family have, or by reason of the transaction will acquire any direct or indirect Beneficial Ownership.

At any time, the compliance department may identify actual or potential conflicts of interest and by email notify Access Persons that personal Securities transactions in a certain Client or Security may be prohibited, limited or subject to pre-clearance. Access Person or an Immediate Family could be asked to divest their interests or hold their interests for an indefinite period of time.

MCR Access Person or an Immediate Family are also subject to relevant requirements in Morningstar Inc.'s Securities trading and disclosure policy such as but not limited to blackout periods for buying or selling Morningstar Inc's Securities. Restricted stock units are subject to reporting requirements upon execution of any transactions.

B. Pre-Clearance

Access Persons must seek to obtain pre-clearance trading approval from the analyst's manager, the manager's designee, or the compliance department to purchase or sell any Covered Security for which the Access Person or an Immediate Family have or will have by reason of the trade acquire Beneficial Ownership of a Covered Security that MCR provides a Credit Rating or other forms of opinion including ranking, assessment on such Covered Security.

Securities that MCR rates, which are not on an analyst's restricted list, may be traded subject to pre-clearance by the analyst's manager, the manager's designee, or the compliance department.

Access Persons can seek pre-clearance for certain transactions that may otherwise be prohibited by this Code in the event of a documented financial hardship or the settlement of an estate, so long as the transaction would not violate Federal Securities Laws.

The analyst's manager, the manager's designee, or compliance department retains the sole discretion to pre-clear transactions. Pre-clearance approvals need to be obtained prior to the transaction's execution and requests can be made via email or another form acceptable to the compliance department. compliance will generally reach out to the individual's manager to discuss access to, influence over, the Credit Rating in question. Pre-clearances are valid until the end of the following business day.

This pre-clearance requirement does not apply to the Purchase or Sale of a Covered Security in a blind trust, separately managed accounts, wrap account or similar arrangement where the person covered by this policy does not direct the trustee, money manager or other investment advisor who has discretion over the Funds to make the particular purchase or sale.

C. Reporting

The compliance department shall identify and inform all Access Persons of their duty to complete and provide the account statements and reports described below in sections e - h. The compliance department will review such account statements and reports.

Such account statements and reports received by MCR shall be kept confidential except to the extent that disclosure may be required by regulatory authorities and that disclosure, on a confidential basis, may be made for an audit of compliance procedures.

D. Additional Restrictions for Certain Analysts, Divisions or Groups

Certain MCR Access Person or an Immediate Family may be subject to additional restrictions with respect to whether they may hold certain Securities.

Analytical Staff or an Immediate Family must not engage in any Purchase or Sale of a Covered Security in which such analyst has, or by reason of the transaction will acquire, any direct or indirect Beneficial Ownership, if that Covered Security is:

(a) issued by a Third-Party Service Provider that is subject to a current ranking or assessment (or similar determination, regardless of title) issued and maintained by MCR; and (ii) the analyst either participated in determining, or was responsible for approving, that ranking or assessment (or similar determination, regardless of title); or

(b) issued by a Third-Party Service Provider, or the parent or an affiliate thereof, that the compliance department, in its sole discretion, has designated as a Third-Party Service Provider whose Securities may not be held by an analyst within the operational risk assessment group who either participated in determining, or was responsible for approving, that Third-Party Service Provider's ranking or assessment (or similar determination, regardless of title); and (ii) the analyst either participated in determining, or was responsible for approving, that ranking or assessment (or similar determination, regardless of title). In furtherance of this subparagraph, the compliance department may, from time to time, designate a Third-Party Service Provider, or the parent or certain or all affiliates thereof, as an issuer whose Securities may not be held by an analyst within the operational risk assessment group who either participated in determining, or was responsible for approving, that Third-Party Service Provider's ranking or assessment (or similar determination, regardless of title).

An analyst is deemed to have participated in determining or approving a ranking or assessment if the analyst participated in its determination or approval in any manner, including participation on a committee that was responsible for such determination or approval.

E. Initial Accounts and Holdings Reports

If you are an Access Person, you must report no later than ten (10) days after becoming an Access Person to the compliance department the following information:

(a) The name, holding type, holding account, and number of shares of each Covered Security in which the Access Person or an Immediate Family had any direct or indirect Beneficial Ownership as of the date the person became an Access Person;

(b) The name of the account, account number, account type and broker, dealer or bank with which the Access Person or an Immediate Family maintains an account in which any covered Securities are held for the direct or indirect benefit of the Access Person or an Immediate Family as of the date the person became an Access Person; and

(c) The date that each report is submitted by the Access Person.

F. Quarterly Transaction Reports

Every Access Person must report to the compliance department no later than thirty (30) days after each calendar quarter end the following information:

(a) With respect to any transaction during the quarter in a Covered Security in which the Access Person or an Immediate Family had or acquired any direct or indirect Beneficial Ownership:

1. The date of the transaction, the name, the interest rate and maturity date (if applicable), and the

    number of shares of each Covered Security involved;

2. The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

3. The price of the Covered Security at which the transaction was effected;

4. The name broker, dealer or bank with or through which the transaction was effected; and

5. The date that the report is submitted by the Access Person.

The foregoing includes reporting Securities acquired through a Gift, inheritance, marriage or similar event.

(b) With respect to any account established by the Access Person or an Immediate Family in which any Covered Securities were held during the quarter for the direct or indirect benefit of the Access Person.

1. The name of the account, account number, account type, and broker, dealer or bank with which the Access Person or an Immediate Family established the account;

2. The date the account was established; and

3. The date that the report is submitted by the Access Person.

(c) If an electronic feed is received on the account(s) reported, then the Access Person should review the quarterly transaction report and make any edits needed before certifying for it. If an electronic feed is not provided, then the Access Person must manually enter any transactions and upload the relevant statements.

G. Annual Holdings Reports

If you are an Access Person, you must report no later than thirty (30) days after the calendar year end, the following information:

(a) The name, holding type, holding account, number of shares, of each Covered Security in which the Access Person or an Immediate Family have any direct or indirect Beneficial Ownership and is not held in an account reported in subsection (b) below;

(b) The name of any broker, dealer or bank and the related account number with which the Access Person or an Immediate Family maintains an account in which any covered Securities are held for the direct or indirect benefit of the Access Person; and

(c) The date that the report is submitted by the Access Person.

If an electronic feed is received on the account(s) reported, then the Access Person should review the transactions section of the annual combined report and make any edits needed before certifying for it.

The above information is required to be updated annually. More specifically, each Access Person must submit annually a holdings report setting forth the above-specified information that must be current as of a date no more than forty-five (45) days before the report is submitted.

H. Exceptions to Reporting Requirements

Individuals who are not in an analytical role are not required to report any mutual Fund holdings. Analytical Staff are only required to report sector mutual Fund holdings, and are not required to report diversified mutual Fund holdings. Analytical Staff are not required to report sector mutual Funds purchased pursuant to an automatic allocation feature within Morningstar's 401(k) plan on the quarterly transaction report. Furthermore, sector Funds which are purchased pursuant to an automatic allocation feature within Morningstar's 401(k) plan shall not be deemed to be restricted or prohibited.

5. Complaint Policy

A. Regulatory Requirement

Section 15e(j) of the Securities Exchange Act of 1934 (the Exchange Act) requires that the DCO of MCR to establish procedures for the receipt, retention, and treatment of Complaints regarding Credit Ratings, Models, methodologies, and compliance with the Federal Securities Laws and the policies and procedures developed under section 15e of the Exchange Act and that may be submitted on a confidential, anonymous basis by Employees or users of MCR's Credit Ratings.

B. What Constitutes a Complaint

Complaints need not be hostile and can be merely suggestions, concerns, inquiries, allegations, suspicions, or questions that may suggest: (i) a failure to follow published methodologies, criteria, and Models; (ii) errors in the application of methodologies, criteria or Models, including the selection of the Model used; (iii) unfair or inappropriate application of our ratings, Models, criteria or methodologies; (iv) inappropriate activity or errors by an analyst; and (v) a possible violation of the law.

This can include, but is not limited to, Complaints that:

(a) Mention MCR Models, methodologies, criteria, ratings, or any processes, policies or procedures related to the forgoing;
(b) Mention conduct of an Access Persons at a ratings or criteria committee meeting or conduct attempting to influence the outcome of these meetings;
(c) Relate to analyst's compensation being affected by or threatened by a given course of action;
(d) Relate to an analyst's competency or ability to do his or her job;
(e) May indicate an error was made by the analyst with respect to his or her rating analysis or in the development or testing of a Model that was published or impacted MCR's ratings;
(f) Suggest that MCR's controls or protocols were not followed or bypassed;
(g) Suggest that Confidential Information may have been shared inappropriately - either externally or internally;
(h) Suggest that financial or sales information was shared with analysts or other Access Persons who are responsible for developing Models, methodologies, or criteria used in the rating process or actively participate in the rating process;
(i) Suggest that an Access Person has a conflict of interest - which may be personal or professional;
(j) Relate to an Access Person's outside business activities, like outside directorships, employment or businesses;
(k) Suggest that an Access Person received a Gift from a Client, vendor, or other party who is or would like to be doing business with MCR;
(l) Suggest that an Access Person is not following policies and procedures with respect to the appropriate use of information technology.
(m) Suggests that an Access Person is not following policies and procedures regarding safeguarding confidential or other sensitive information.

Complaints may be submitted on a confidential, anonymous basis. If you are unsure whether a communication you receive or a concern that you have is a Complaint, you should report it as such and allow the compliance department to make the final determination as to whether it is a Complaint subject to this policy.

C. Complaint Reporting

Complaint reporting pertaining to MCR's Credit Ratings, Models and methodologies; or compliance with applicable Federal Securities Laws should be conducted as follows:

Access Persons and/or Morningstar Inc. human resource representative are required to immediately notify their direct supervisor and the compliance department in writing of any Complaints that (a) the Access Person has; (b) the Access Person receives from users of MCR's Credit Ratings; or (c) the Access Person receives from another MCR Access Person.

Access Persons and/or Morningstar Inc. human resource representative should not independently respond to or settle any Complaint made by a user of MCR's Credit Ratings or by another MCR Access Person. If the Complaint involves the Access Person's director supervisor or MCR's president, the Access Person need not notify such supervisor or the president of such Complaint. If a Complaint involves inappropriate action by the DCO, it should be forwarded to the global chief compliance officer of Morningstar Inc.

Access Persons and users of MCR's Credit Ratings may submit any Complaints to MCR's compliance department by one of the following methods:

(a) Via email to the NRSRO compliance mailbox:
NRSROcompliance@morningstar.com

(b) Via website:
    i.   Submit a Complaint under regulatory affairs on the MCR website;
    ii. Global compliance website:
         www.integrity-helpline.com/morn.jsp

(c) Via phone call:
    i.   To an Access Person;
    ii. Toll-free number to MCR general hotline 1-800-299-1665;
    iii. Morningstar Inc. ethics hotline at 1-800-555-8316.

The caller should request to speak to someone in the compliance department.

(d) Via mail or courier to:
    Morningstar Credit Ratings, LLC
    4 world trade Center, 48th floor
    150 Greenwich street
    New York, NY 10007
    Attn: Compliance Department

Access Persons and/or Morningstar Inc. human resource representative shall encourage complainants to submit Complaints in writing. If the complainant is unwilling to submit the Complaint in writing, the Access Person who receives the oral Complaint must endeavor to obtain all of the information laid out below and report the information to the compliance department via email at NRSROcompliance@morningstar.com by the end of the next two business day. Any Complaints received via voicemail should not be erased and must be forwarded to the MCR's compliance department.

Unless the Complaints are submitted anonymously, the recipient of the Complaint should forward all information and documentation, if any, associated with the Complaint. The information and documentation provided should assist the compliance department in creating the Complaint file that it is required to maintain under its policies. Therefore, it would expect to receive the following information and copies of documentation, to the extent available (a Complaint reporting form is available in appendix a):

(a) A copy, transcript or recording of the Complaint (if not available, a summary of the Complaint);
(b) The dates the incidents described in the Complaint occurred;
(c) The date the Complaint was received;
(d) Documents gathered during the investigation of the Complaint;
(e) Any follow-up communications with the complainant after the Complaint was received;

(f) Whether the complainant requested confidentiality;

(g) Any actions or response taken, and any dates associated therewith.

The compliance department in its discretion can return documents that in its determination are irrelevant to the Complaint or its investigation.

Complaints will be shared internally only when such persons have a legitimate business reason to know or are actively assisting in the investigation and/or resolution of the Complaint.

D.   Responsibility for and Treatment of Complaints

Supervisors and the compliance department will deal with Complaints in a responsive and fair manner.

Each supervisor has a responsibility for ensuring that his or her direct reports are aware of their responsibilities in handling Complaints in accordance with firm's policies. Each supervisor is responsible of supporting the compliance department and MCR in fulfilling its responsibility of investigating Complaints in a timely manner and providing all information requested by the compliance department that is responsive to Complaint. Each supervisor has the responsibility of reminding his or her direct reports that they have responsibility of informing the compliance department of Complaints he or she has regarding the firm's Credit Ratings, Models and methodologies and suspected violations of applicable Securities laws and that he and she has the ability to submit Complaints on an anonymous and confidential basis using one of the methods in section c above.

The compliance department is responsible for investigating all Complaints received in a timely and complete manner. After careful consideration of all of the facts, circumstances, and information received pertaining to the Complaint, the DCO is responsible for providing a recommendation to the applicable supervisor and/or president as to what action or actions should be taken.

The compliance department is responsible for ensuring that MCR appropriately addresses and responds to all written and oral Complaints received.

The compliance department will maintain a Complaint file for a period no less than is required under applicable law that can contain the following items, as applicable:

(a) A copy, transcript or recording of the Complaint (if not available a summary of the Complaint);

(b) The dates the incidents described in the Complaint occurred;

(c) The date the Complaint was received;

(d) Documents gathered during the investigation of the Complaint;

(e) Any follow-up communications with the complainant after the Complaint was received;

(f) Whether the complainant requested confidentiality;

(g) Any actions or response taken, and any dates associated therewith;

(h) Recommendations as to what action or actions should be taken with respect to this Complaint;

(i) The date and content of any final written response;

(j) Action taken by MCR in light of the Complaint and recommendations.

6. Reporting of Violations

If an Access Person becomes aware of any violation(s) or potential violation(s) of any of the provisions of this Code of ethics, such Access Person must report such violation(s) or potential violation(s) promptly to a member of the compliance department. The DCO is required to receive all reports of such violations. Failure to report any violation(s) of this Code that an Access Person is are aware of, in a prompt manner will be considered itself a violation of the Code and subject to remedial action.

Access Persons shall refer to the DCO any information that alleges that an issuer of Securities rated by MCR has committed or is committing a material violation of law that has not been adjudicated by a federal or state court.

7. Remedial Actions

If you violate this Code, you are subject to remedial actions, which may be recommended by the compliance department, which may include, but are not limited to, progressive discipline, disgorgement of profits, imposition of a substantial fine, demotion, suspension or termination.

8. Administration

A. Interpretations and Exceptions

Please refer any questions regarding the applicability, meaning or administration of this Code to a member of the compliance department in advance of any contemplated transaction. Exemptions from certain provisions of this Code may be granted by the compliance department if it is determined that the Fundamental obligations of the person involved are not and will not be compromised. In no instance will exemptions be granted if the exemptions are not permitted under the applicable Federal Securities Laws.

B. Questions

Questions regarding this Code of Ethics should be addressed to a member of the compliance department. compliance department

C. Review

The compliance department will annually review the adequacy of the Code and the effectiveness of its implementation.

D. Annual Certificate of Compliance

You are required to certify upon commencement of your employment or the effective date of this Code, whichever occurs later, and annually thereafter, that you have read and understand this Code and recognize that you are subject to this Code. Each annual certificate will also state that you have complied with the requirements of this Code during the prior year, and that you have disclosed, reported, or caused to be reported all transactions during the prior year in covered Securities of which you had or acquired Beneficial Ownership.

9. Designated Compliance Officer Activities

A. General

MCR shall designate an individual as the DCO, who will be responsible for administering its policies and procedures with respect to the management of conflicts of interest and the prevention of the misuse of Nonpublic Information. The designated compliance shall also be responsible for establishing the procedures with respect to the receipt, retention and treatment of Complaints (including those provided on a confidential, anonymous basis) regarding MCR's Credit Ratings, Models, methodologies, and compliance with applicable Securities laws and its policies and procedures.

B. Limitations

The DCO, while serving in this capacity, may not (without a specific exemption from the Commission):

1. Perform Credit Ratings;

2. Participate in the development of ratings methodologies and Models;

3. Perform marketing or sales functions; or

4. Participate in establishing compensation levels, other than for Employees working for that individuals

The forgoing limitations do not limit the access the DCO (or other members of the compliance department) has to ratings files, Credit Ratings, committee meetings, sales information, and compensation information that he or she may need to execute his or her oversight, monitoring and reporting responsibilities. Furthermore, the presence of the DCO at committee meetings related to the rating process in an oversight or monitoring capacity shall not be considered performing Credit Ratings, so long as the DCO or a person who he or she supervises does not vote in such a committee.

the above limitations do not prevent the DCO from advising on the development of ratings methodologies and Models with respect to internal control processes, legal and compliance considerations, or considerations with respect to investors (including making editorial corrections or suggestions to enhance its readability and understanding by investors and to avoid misleading investors). This can include monitoring that adequate testing of the Model is being conducted; providing guidance on the Commission's expectations for published methodologies and best practices with respect to internal controls and governance, and promoting the use of plain English with respect to published methodologies and communications regarding criteria and Models. However, the above limitation does prohibit the DCO or a person who he or she supervises from voting in any committee to approve such methodologies, criteria or Models.

10. Appendix A - Complaint Reporting Form

Complaint Reporting Form

The Recipient of the Complaint	
Name:	Phone:
Email:	
Complainants Information	
Name:	Phone:
Address:	
Email:	Did the complainant request confidentiality?
Complaint Details	
Date of Incident:	Date of Complaint received:
Summary of the Complaint (including follow-up):	
Any actions or response taken?	

Please forward all information and documentations related to this Complaint to the compliance department.